

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 22, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, 3178, Victoria Australia 3178

      Re: **Universal Biosensors, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed March 30, 2009
              File No. 000-52607

Dear Mr. Balak:

      We have reviewed your filings and your response letter dated July 14, 2009 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Universal Biosensors, Inc.
Mr. Salesh Balak
July 22, 2009
Page 2

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Revenue Recognition, page F-13

1.   We note your response to prior comment 12. Please tell us and revise your future filings
        to explain in more detail the nature of the rights that you granted LifeScan. Within your
        discussion, please explain to us why you believe that the grant of these rights was a
        discrete earnings event since these rights were granted in conjunction with the pricing of
        other elements of your LifeScan arrangement. Refer to the guidance in Question 1 to
        SAB Topic 13A3(f).

2.   Further to the above, we note from your response that you have classified the A$1.1
        million non-refundable fee recognized in fiscal 2008 as "other operating income."
        However, it appears from page F-4 that you have classified this fee as "non-operating
        income" during fiscal 2008. Please advise.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-
3616 if you have questions regarding comments on the financial statements and related matters.
Please contact Alan Morris, Staff Attorney, at (202) 551-3161, or Tim Buchmiller, Reviewing
Attorney, at (202) 551-3274 if you have questions on any other comments. In this regard, do not
hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any
questions.

                                                Sincerely,

                                                Lynn Dicker
                                                Reviewing Accountant